EXHIBIT 99.2

Company Contacts:

Financial:

Mr. Pat Di Lillo

Vice President, Chief Financial &
Administrative Officer

1-514-397-2592

pdilillo@birksgroup.com

Media:

Ms. Eva Hartling

Vice President, Birks Brand & Chief
Marketing Officer

1-514-397-2496

ehartling@birksgroup.com

BIRKS GROUP ANNOUNCES THE CLOSING OF A NEW CREDIT FACILITY WITH

WELLS FARGO REPLACING ITS FORMER SENIOR CREDIT FACILITIES

Montreal, Quebec. – October 26, 2017 - Birks Group Inc. (the “Company” or “Birks”) (NYSE American LLC: BGI), announced the signing of a CAD$85 million (US$67.1 million) senior secured revolving credit facility with Wells Fargo Canada Corporation (“Wells Fargo”) on October 23, 2017. The new credit facility, which matures in October 2022, replaces the Company’s USD$110 million revolver credit facility and its US$ 31.0 million term loan facility which have been repaid in full as a result of the Company’s divestiture of its subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), on October 23, 2017. The new credit agreement also provides the Company with an option to increase the total commitments under the facility by up to CAD$13 million (US$10.3 million). As a result of this new credit facility, the Company will benefit from advantageous modifications to its covenants, which combined with the reduction in interest costs, will increase the Company’s borrowing capacity significantly. The additional borrowing capacity will allow the Company to continue to invest in its strategic growth initiatives.

The new credit facility will be used to finance the Company’s working capital and normal capital expenditure requirements as well as to fund the next phase of the Company’s strategic plan initiatives which include investments in its Canadian flagship stores, the Company’s new store concept as well as omni-channel areas that include e-commerce and wholesale activities for the Birks brand fine jewelry collections.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are very pleased to have entered into this new credit facility with Wells Fargo after successfully de-leveraging our balance sheet as a result of the sale of Mayors on October 23, 2017. This new five year credit facility will provide Birks with a borrowing capacity with terms that are more favorable than its previous credit facilities. The new senior credit facility will allow us to continue to implement development strategies to generate sales growth and improve profitability. We appreciate the relationship we have built with Wells Fargo over the past few years and look forward to working with them as we continue on our path of becoming an internationally-renowned luxury jewelry brand.”

About Birks Group Inc.

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 28 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the Company will benefit from advantageous modifications to its covenants, which combined with the reduction in interest costs, will increase the Company’s borrowing capacity significantly; that the additional borrowing capacity will allow the Company to continue to invest in its strategic and growth initiatives; that the additional borrowing capacity under the new credit facility will allow the Company to continue to implement development strategies to generate sales growth and improve profitability. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.